[Letterhead of
                     National Westminster Bancorp Inc.]


                                News Release


                                      Contact:

Allan D. Nichols                            Chris Cameris
(201) 670-2202                            (201) 547-7572
Rodney T. Verblaauw                         Tim Connolly
(201) 670-2200                            (201) 547-7533

FOR IMMEDIATE RELEASE


NATWEST AND CITIZENS FIRST BANCORP ANNOUNCE MERGER
OF NEW JERSEY BANKS

JERSEY CITY AND GLEN ROCK, N.J., MARCH 21, 1994 -- The execution of a definitive merger agreement between National Westminster Bancorp Inc. and Citizens First Bancorp, Inc. was announced today jointly by NatWest Bancorp Chairman and CEO John Tugwell and Citizens First Chairman and CEO Allan D. Nichols.

Under the terms of the $500 million agreement which was signed today, Citizens First will be combined with National Westminster Bank NJ, a subsidiary of NatWest Bancorp. With the addition of Citizens First's 50 branch offices, NatWest will increase its overall branch network to 310 offices.

The agreement is subject to approvals by the Federal Reserve Board, other regulatory authorities and the shareholders of Citizens First. It is intended that the transaction will be completed as soon as possible after approvals are obtained and is expected to occur in the fall of 1994.

"We were looking to increase market penetration in New Jersey, and this acquisition will put us into a leadership position in three additional counties," said Mr. Tugwell. "Citizens First represents a perfect fit with our existing operations. We were especially attracted to its strong market position in Bergen County. We regard the merger as an important strategic move that will expand our franchise significantly and strengthen revenue streams. We expect to see the benefits of the merger reflected in enhanced profitability for NatWest Bancorp over the next few years."

Headquartered in Glen Rock, NJ, Citizens First operates 50 branches. At year-end 1993, it had assets of $2.6 billion and reported net income of $36.3 million. It has a branch distribution in five New Jersey counties -- with 31 in Bergen, seven in Morris, seven in Ocean, three in Passaic and two in Hudson.

"The agreement announced today provides a wonderful opportunity for Citizens' shareholders, customers and employees," said Mr. Nichols. "With the resources available from NatWest, Citizens' offices will now be able to provide a more competitive array of services to fulfill the growing financial needs of our customers. Likewise, new and exciting career opportunities will be opened for our officers and employees."

Rodney I. Verblaauw, President of Citizens First, stated, "Our shareholders will experience a significant enhancement of the value of their investment, almost a fourfold increase in the per share value of Citizens common stock since the 1992 recapitalization." He also said that "NatWest has a heritage of extensive community involvement that parallels the tradition of Citizens." Both Nichols and Verblaauw noted that the corporate values of the two companies were quite similar, which should enhance the quality of banking provided by the new organization.

Following the merger with Citizens First, NatWest Bancorp's branch network will consist of 183 offices in New Jersey and 127 in New York City, Long Island and Westchester County. The transaction increases the assets of NatWest Bancorp to $26 billion and substantially strengthens its commitment to the New Jersey marketplace. Prior to the merger, NatWest ranked among the top five banks in deposit market share in Somerset, Hudson, Hunterdon, Cape May and Atlantic counties. Following the merger, NatWest will also move into leadership positions in Bergen, Ocean and Morris counties.

Under the terms of the merger, Citizens will be merged into a subsidiary of National Westminster Bank Plc. Shareholders of Citizens, at their option, will have the right to have their shares converted into $9.75 per share in cash or 0.22034 American Depository Receipts ("ADRs") per share. Each ADR represents six ordinary shares of National Westminster Bank Plc. After
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taking into account shareholder elections, no more than 60% nor less than 50%
of Citizens shares will be converted into ADRs and the remaining Citizens shares will be converted into cash. The transaction is designed to be tax-free to Citizens First shareholders electing to receive ADRs. Natwest ADRs, which are traded on the NYSE, closed at $44.25 on Thursday, March 17, the price upon which the exchange ratio is based. It is the first banking merger utilizing ADRs. The price represents 2.47 times the fully diluted book value as of December 31, 1993.

Although no assurances can be made, Citizens First expects to pay common stock dividends to shareholders totaling 21 cents before the transaction closes.

NatWest, which entered the U.S. retail market in 1979 with its purchase of New York-based National Bank of North America, expanded into New Jersey in 1988 with its purchase of First Jersey National Bank. That merger made it the first New York-based bank-holding company to enter New Jersey after the state opened its borders to nationwide interstate banking. A year later it further strengthened its New Jersey network with the purchase of First National Bank of Central Jersey.

In London, Derek Wanless, Chief Executive of NatWest Plc, parent of NatWest Bancorp, said: "This is an important and sensible in-fill acquisition for Bancorp, whose performance has improved substantially over the last two years. Achieving winning positions in key markets underpins our approach to managing the Group's portfolio of businesses and is consistent with our overall objective of delivering long-term shareholder value." At year-end 1993, NatWest Bancorp posted record net earnings of $298 million.

NatWest Bancorp is a wholly-owned subsidiary of National Westminster Bank Plc, the London-based international banking and financial services organization.